UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 2, 2017

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 01, 2017, regarding the development in the lawsuit against MTN.

Istanbul, June 01, 2017

Announcement Regarding the Development in the Lawsuit against MTN

On November 26, 2013, we announced that our Company had filed a lawsuit against South Africa based mobile operator MTN before the South Gauteng High Court in Johannesburg, South Africa, seeking the compensation of damages resulting from unlawful acts of MTN during the tender process for Iran’s first private GSM license. South African high court rejected defendants’ procedural objections. Thereby, after a long period of time, merits of the case will now be examined.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 2, 2017	By:	/s/ Zeynel Korhan Bilek
Name: Zeynel Korhan Bilek Title: Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 2, 2017	By:	/s/Bulent Aksu
Name: Bulent Aksu Title: Finance Executive Vice President